Exhibit 8.2

LEWIS, RICE & FINGERSH, L.C.

ATTORNEYS AT LAW

500 N. BROADWAY, SUITE 2000
ST. LOUIS, MISSOURI 63102-2147
TEL (314) 444-7600	WWW.LRF.COM	FAX (314) 241-6056

January 17, 2006

Trustcorp Financial, Inc.

100 South Fourth Street

St. Louis, Missouri 63102

Re:	Agreement and Plan of Merger dated as of December 21, 2005, between Trustcorp Financial, Inc. and Marshall & Ilsley Corporation

Gentlemen:

We have acted as counsel to Trustcorp Financial, Inc. (“Trustcorp”) in connection with the preparation and execution of the Agreement and Plan of Merger (the “Agreement”), dated as of December 21, 2005, by and between Trustcorp and Marshall & Ilsley Corporation (“M&I”). The Agreement provides for the merger of the Trustcorp with and into M&I (the “Merger”). Unless otherwise defined herein, capitalized terms shall have the meaning ascribed to them in the Agreement.

You have requested our opinion regarding the federal income tax matters described in the Registration Statement, as defined below, under the section “The Merger—Material United States Federal Income Tax Consequences.”

In connection with our opinion, we have examined originals or copies, certified or otherwise, of (i) the Agreement, (ii) the Registration Statement on Form S-4 filed with the Securities and Exchange Commission with respect to the Agreement, together with all appendices thereto (the “Registration Statement”); and (iii) such other documents as we have deemed necessary or appropriate for purposes of this opinion. In addition, in connection with the Merger we have relied upon certain representations made by M&I and Trustcorp. In such examination, we have assumed the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies, the authenticity of the originals of the latter documents, the genuineness of all signatures and the correctness of all representations made therein. We have further assumed that there are no agreements or understandings contemplated therein other than those contained in the foregoing documents, and that all of the foregoing documents are in full force and effect.

ST. LOUIS, MO • KANSAS CITY, MO • ST. LOUIS COUNTY, MO • WASHINGTON, MO • JEFFERSON CITY, MO • BELLEVILLE, IL • OVERLAND PARK, KS

LEWIS, RICE & FINGERSH, L.C.

January 17, 2006

Subject to the foregoing, the discussion in the Registration Statement entitled “The Merger—Material United States Federal Income Tax Consequences” constitutes our opinion as the material United States federal income tax consequences of the Merger to holders of shares of Trustcorp common stock who exchange their shares for M&I common stock and cash in the Merger as described in the Registration Statement, subject to the assumptions and limitations referenced in that discussion.

This opinion addresses only the matters described above, which are the only matters as to which you have requested our opinion. This opinion does not address any other federal, state, local or foreign tax consequences that may result from the transactions described in the Registration Statement. Although this opinion represents our best legal judgment, it has no binding effect or official status of any kind, and no assurance can be given that contrary positions will not be taken by the Internal Revenue Service or a court considering the issues.

We hereby consent to the filing of this letter with the Securities and Exchange Commission as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we fall within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended. Our opinion referenced herein is rendered as of the date hereof, and we undertake no obligation to update this letter or the discussion contained in the Registration Statement after the date hereof.

Very truly yours,

/s/ Lewis, Rice & Fingersh, L.C.
Lewis, Rice & Fingersh, L.C.